UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 16, 2019 Husky Energy Inc. issued a press release, a copy of which is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis

JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: August 16, 2019		GENERAL COUNSEL & SECRETARY

Exhibit A

Calgary, Alberta

August 16, 2019

Husky to Resume Full Production at White Rose

Following an extensive investigation, flow line repairs, integrity testing and approval of the Canada-Newfoundland and Labrador Offshore Petroleum Board (C-NLOPB), Husky Energy today announced it will resume production from the remaining two drill centres shut in following the November 2018 oil spill offshore Newfoundland and Labrador. Husky will now begin an orderly restart and expects to reach full rates by early next week.

This restart of the North Amethyst and South White Rose Extension drill centres follows the safe resumption of operations from three other White Rose drill centres in the first half of 2019.

“We regret the spill last year,” said CEO Rob Peabody. “As a result of our investigation, we’ve enhanced our startup procedures, strengthened equipment and added more barriers to prevent failures. The lessons learned have also been shared broadly through the industry to try to prevent similar incidents in the future.”

Following the startup, Husky expects White Rose production to ramp up to approximately 20,000 barrels per day (Husky working interest).

Husky’s investigation into the November spill found the source of the spill was a failed flowline connector near the South White Rose Extension drill centre, which parted during startup operations. A replacement flowline connector with a higher load capacity was installed at the South White Rose Extension drill centre in July 2019. Flowline connectors are designed to release under specified tension in the event of iceberg activity. Other production flowlines with similar connectors have also been enhanced to withstand a higher load capacity.

Husky has identified and implemented several process safety initiatives and has added additional oversight around critical activities and the process of restarting production. The Company has submitted an investigation report to the C-NLOPB.

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Mel Duvall, Senior Manager, Media & Issues

403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively, “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

In particular, forward-looking statements in this news release include, but are not limited to, references to the volume of production that is expected at the White Rose field once the final two drill centres are ramped up and the expected timing thereof.

There are numerous uncertainties inherent in projecting future rates of production. The total amount or timing of actual future production may vary from production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2018 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe some of the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

2 HUSKY ENERGY INC.